UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 1)


      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
          1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                   Syms Corp.
                                   ----------
                                (Name of Issuer)

                     Common Stock, par value $0.05 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    871551107
                                    ---------
                                 (CUSIP Number)


                            Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                                 --------------

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 April 26, 2005
                                 --------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Barington Companies Equity Partners, L.P.                      13-4088890
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
_______________________________________________________________________________
3)    SEC USE ONLY

_______________________________________________________________________________
4)    SOURCE OF FUNDS
      WC
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_______________________________________________________________________________
                            7)    SOLE VOTING POWER
NUMBER OF                         257,192
SHARES            _____________________________________________________________
BENEFICIALLY                8)    SHARED VOTING POWER
OWNED BY                          none
EACH               ____________________________________________________________
REPORTING                   9)    SOLE DISPOSITIVE POWER
PERSON                            257,192
WITH               ____________________________________________________________
                           10)    SHARED DISPOSITIVE POWER
                                  none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      257,192
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.7%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
      PN
_______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Barington Companies Investors, LLC                             13-4126527
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
_______________________________________________________________________________
3)    SEC USE ONLY

_______________________________________________________________________________
4)    SOURCE OF FUNDS
      OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_______________________________________________________________________________
                           7)    SOLE VOTING POWER
NUMBER OF                        257,192
SHARES             ____________________________________________________________
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                         none
EACH               ____________________________________________________________
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                           257,192
WITH               ____________________________________________________________
                          10)    SHARED DISPOSITIVE POWER
                                 none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      257,192
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.7%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
      OO
_______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Barington Companies Offshore Fund, Ltd. (BVI)
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
_______________________________________________________________________________
3)    SEC USE ONLY

_______________________________________________________________________________
4)    SOURCE OF FUNDS
      WC
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
_______________________________________________________________________________
                           7)    SOLE VOTING POWER
NUMBER OF                        91,200
SHARES             ____________________________________________________________
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                         none
EACH               ____________________________________________________________
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                           91,200
WITH               ____________________________________________________________
                          10)    SHARED DISPOSITIVE POWER
                                 none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      91,200
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                               |_|
________________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.6%
________________________________________________________________________________
14)   TYPE OF REPORTING PERSON
      OO
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Barington Companies Advisors, LLC                              20-0327470
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [x]
                                                              (b) |_|
_______________________________________________________________________________
3)    SEC USE ONLY

_______________________________________________________________________________
4)    SOURCE OF FUNDS
      OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_______________________________________________________________________________
                           7)    SOLE VOTING POWER
NUMBER OF                        91,200
SHARES             ____________________________________________________________
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                         88,847
EACH               ____________________________________________________________
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                           91,200
WITH               ____________________________________________________________
                          10)    SHARED DISPOSITIVE POWER
                                 88,847
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      180,047
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.19%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
      IA, OO
_______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Barington Capital Group, L.P.                                   13-3635132
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
_______________________________________________________________________________
3)    SEC USE ONLY

_______________________________________________________________________________
4)    SOURCE OF FUNDS
      OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_______________________________________________________________________________
                           7)    SOLE VOTING POWER
NUMBER OF                        348,392
SHARES             ____________________________________________________________
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                         88,847
EACH               ____________________________________________________________
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                           348,392
WITH               ____________________________________________________________
                          10)    SHARED DISPOSITIVE POWER
                                 88,847
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      437,239
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.9%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
      PN
_______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      LNA Capital Corp.                                              13-3635168
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
_______________________________________________________________________________
3)    SEC USE ONLY

_______________________________________________________________________________
4)    SOURCE OF FUNDS
      OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_______________________________________________________________________________
                            7)    SOLE VOTING POWER
NUMBER OF                         348,392
SHARES             ____________________________________________________________
BENEFICIALLY                8)    SHARED VOTING POWER
OWNED BY                          88,847
EACH               ____________________________________________________________
REPORTING                   9)    SOLE DISPOSITIVE POWER
PERSON                            348,392
WITH               ____________________________________________________________
                           10)    SHARED DISPOSITIVE POWER
                                  88,847
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      437,239
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.9%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
      CO
_______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      James Mitarotonda
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
_______________________________________________________________________________
3)    SEC USE ONLY

_______________________________________________________________________________
4)    SOURCE OF FUNDS
      OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
_______________________________________________________________________________
                            7)    SOLE VOTING POWER
NUMBER OF                         348,392
SHARES             ____________________________________________________________
BENEFICIALLY                8)    SHARED VOTING POWER
OWNED BY                          88,847
EACH               ____________________________________________________________
REPORTING                   9)    SOLE DISPOSITIVE POWER
PERSON                            348,392
WITH               ____________________________________________________________
                           10)    SHARED DISPOSITIVE POWER
                                  88,847
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      437,239
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                        |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.9%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
      IN
_______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Parche, LLC                                                    20-0870632
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
_______________________________________________________________________________
3)    SEC USE ONLY

_______________________________________________________________________________
4)    SOURCE OF FUNDS
      WC
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_______________________________________________________________________________
                              7)    SOLE VOTING POWER
NUMBER OF                           90,323
SHARES             ____________________________________________________________
BENEFICIALLY                  8)    SHARED VOTING POWER
OWNED BY                            none
EACH               ____________________________________________________________
REPORTING                     9)    SOLE DISPOSITIVE POWER
PERSON                              90,323
WITH               ____________________________________________________________
                             10)    SHARED DISPOSITIVE POWER
                                    none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      90,323
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.6%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
      OO
_______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Starboard Value & Opportunity Fund, LLC                        37-1484524
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
_______________________________________________________________________________
3)    SEC USE ONLY

_______________________________________________________________________________
4)    SOURCE OF FUNDS
      WC
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_______________________________________________________________________________
                            7)    SOLE VOTING POWER
NUMBER OF                         455,453
SHARES             ____________________________________________________________
BENEFICIALLY                8)    SHARED VOTING POWER
OWNED BY                          none
EACH               ____________________________________________________________
REPORTING                   9)    SOLE DISPOSITIVE POWER
PERSON                            455,453
WITH               ____________________________________________________________
                           10)    SHARED DISPOSITIVE POWER
                                  none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      455,453
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.0%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
      OO
_______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Admiral Advisors, LLC                                          37-1484525
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
_______________________________________________________________________________
3)    SEC USE ONLY

_______________________________________________________________________________
4)    SOURCE OF FUNDS
      OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_______________________________________________________________________________
                            7)    SOLE VOTING POWER
NUMBER OF                         545,776
SHARES             ____________________________________________________________
BENEFICIALLY                8)    SHARED VOTING POWER
OWNED BY                          none
EACH               ____________________________________________________________
REPORTING                   9)    SOLE DISPOSITIVE POWER
PERSON                            545,776
WITH               ____________________________________________________________
                           10)    SHARED DISPOSITIVE POWER
                                  none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      545,776
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                          |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.6%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
      OO
_______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Ramius Capital Group, LLC                                      13-3937658
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
_______________________________________________________________________________
3)    SEC USE ONLY

_______________________________________________________________________________
4)    SOURCE OF FUNDS
      OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_______________________________________________________________________________
                            7)    SOLE VOTING POWER
NUMBER OF                         545,776
SHARES             ____________________________________________________________
BENEFICIALLY                8)    SHARED VOTING POWER
OWNED BY                          none
EACH               ____________________________________________________________
REPORTING                   9)    SOLE DISPOSITIVE POWER
PERSON                            545,776
WITH               ____________________________________________________________
                           10)    SHARED DISPOSITIVE POWER
                                  none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      545,776
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                             |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.6%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
      IA, OO
_______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      C4S & Co., LLC                                                 13-3946794
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
_______________________________________________________________________________
3)    SEC USE ONLY

_______________________________________________________________________________
4)    SOURCE OF FUNDS
      OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_______________________________________________________________________________
                           7)    SOLE VOTING POWER
NUMBER OF                        545,776
SHARES             ____________________________________________________________
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                         none
EACH               ____________________________________________________________
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                           545,776
WITH               ____________________________________________________________
                          10)    SHARED DISPOSITIVE POWER
                                 none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      545,776
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                              |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.6%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
      OO
_______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Peter A. Cohen
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
_______________________________________________________________________________
3)    SEC USE ONLY

_______________________________________________________________________________
4)    SOURCE OF FUNDS
      OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
_______________________________________________________________________________
                            7)    SOLE VOTING POWER
NUMBER OF                         none
SHARES             ____________________________________________________________
BENEFICIALLY                8)    SHARED VOTING POWER
OWNED BY                          545,776
EACH               ____________________________________________________________
REPORTING                   9)    SOLE DISPOSITIVE POWER
PERSON                            none
WITH               ____________________________________________________________
                           10)    SHARED DISPOSITIVE POWER
                                  545,776
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      545,776
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.6%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
      IN
_______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Morgan B. Stark
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
_______________________________________________________________________________
3)    SEC USE ONLY

_______________________________________________________________________________
4)    SOURCE OF FUNDS
      OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
_______________________________________________________________________________
                           7)    SOLE VOTING POWER
NUMBER OF                        none
SHARES             ____________________________________________________________
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                         545,776
EACH               ____________________________________________________________
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                           none
WITH               ____________________________________________________________
                          10)    SHARED DISPOSITIVE POWER
                                 545,776
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      545,776
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.6%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
      IN
_______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Jeffrey M. Solomon
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
_______________________________________________________________________________
3)    SEC USE ONLY

_______________________________________________________________________________
4)    SOURCE OF FUNDS
      OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
_______________________________________________________________________________
                           7)    SOLE VOTING POWER
NUMBER OF                        none
SHARES             ____________________________________________________________
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                         545,776
EACH               ____________________________________________________________
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                           none
WITH               ____________________________________________________________
                          10)    SHARED DISPOSITIVE POWER
                                 545,776
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      545,776
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                             |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.6%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
      IN
_______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Thomas W. Strauss
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
_______________________________________________________________________________
3)    SEC USE ONLY

_______________________________________________________________________________
4)    SOURCE OF FUNDS
      OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
_______________________________________________________________________________
                               7)    SOLE VOTING POWER
NUMBER OF                            none
SHARES             ____________________________________________________________
BENEFICIALLY                   8)    SHARED VOTING POWER
OWNED BY                             545,776
EACH               ____________________________________________________________
REPORTING                      9)    SOLE DISPOSITIVE POWER
PERSON                               none
WITH               ____________________________________________________________
                              10)    SHARED DISPOSITIVE POWER
                                     545,776
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      545,776
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                        |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.6%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
      IN
_______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Millenco, L.P.                                                 13-3532932
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
_______________________________________________________________________________
3)    SEC USE ONLY

_______________________________________________________________________________
4)    SOURCE OF FUNDS
      WC
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_______________________________________________________________________________
                            7)    SOLE VOTING POWER
NUMBER OF                         none
SHARES             ____________________________________________________________
BENEFICIALLY                8)    SHARED VOTING POWER
OWNED BY                          88,847
EACH               ____________________________________________________________
REPORTING                   9)    SOLE DISPOSITIVE POWER
PERSON                            none
WITH               ____________________________________________________________
                           10)    SHARED DISPOSITIVE POWER
                                  88,847
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      88,847
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.6%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
      PN, BD
_______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Millennium Management, L.L.C.                                   13-3804139
_______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
_______________________________________________________________________________
3)    SEC USE ONLY

_______________________________________________________________________________
4)    SOURCE OF FUNDS
      OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_______________________________________________________________________________
                           7)    SOLE VOTING POWER
NUMBER OF                        none
SHARES             ____________________________________________________________
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                         88,847
EACH               ____________________________________________________________
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                           none
WITH               ____________________________________________________________
                          10)    SHARED DISPOSITIVE POWER
                                 88,847
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      88,847
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.6%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
      OO
_______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Israel A. Englander
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
_______________________________________________________________________________
3)    SEC USE ONLY

_______________________________________________________________________________
4)    SOURCE OF FUNDS
      OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
_______________________________________________________________________________
                             7)    SOLE VOTING POWER
NUMBER OF                          none
SHARES             ____________________________________________________________
BENEFICIALLY                 8)    SHARED VOTING POWER
OWNED BY                           88,847
EACH               ____________________________________________________________
REPORTING                    9)    SOLE DISPOSITIVE POWER
PERSON                             none
WITH               ____________________________________________________________
                            10)    SHARED DISPOSITIVE POWER
                                   88,847
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      88,847
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                             |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.6%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
      IN
_______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      RJG Capital Partners, L.P.                                     20-0133443
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
_______________________________________________________________________________
3)    SEC USE ONLY

_______________________________________________________________________________
4)    SOURCE OF FUNDS
      WC
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_______________________________________________________________________________
                           7)    SOLE VOTING POWER
NUMBER OF                        1,900
SHARES             ____________________________________________________________
BENEFICIALLY               8)    SHARED VOTING POWER
OWNED BY                         none
EACH               ____________________________________________________________
REPORTING                  9)    SOLE DISPOSITIVE POWER
PERSON                           1,900
WITH               ____________________________________________________________
                          10)    SHARED DISPOSITIVE POWER
                                 none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,900
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                         |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.01%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
      PN
_______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      RJG Capital Management, LLC                                    20-0027325
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
_______________________________________________________________________________
3)    SEC USE ONLY

_______________________________________________________________________________
4)    SOURCE OF FUNDS
      OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_______________________________________________________________________________
                            7)    SOLE VOTING POWER
NUMBER OF                         1,900
SHARES             ____________________________________________________________
BENEFICIALLY                8)    SHARED VOTING POWER
OWNED BY                          none
EACH               ____________________________________________________________
REPORTING                   9)    SOLE DISPOSITIVE POWER
PERSON                            1,900
WITH               ____________________________________________________________
                            10)   SHARED DISPOSITIVE POWER
                                  none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,900
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.01%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
      OO
_______________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Ronald Gross
 ______________________________________________________________________________
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                            (b) |_|
_______________________________________________________________________________
3)    SEC USE ONLY

_______________________________________________________________________________
4)    SOURCE OF FUNDS
      OO
_______________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                      |_|
_______________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
_______________________________________________________________________________
                            7)    SOLE VOTING POWER
NUMBER OF                         1,900
SHARES             ____________________________________________________________
BENEFICIALLY                8)    SHARED VOTING POWER
OWNED BY                          none
EACH               ____________________________________________________________
REPORTING                   9)    SOLE DISPOSITIVE POWER
PERSON                            1,900
WITH               ____________________________________________________________
                           10)    SHARED DISPOSITIVE POWER
                                  none
_______________________________________________________________________________
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,900
_______________________________________________________________________________
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                           |_|
_______________________________________________________________________________
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.01%
_______________________________________________________________________________
14)   TYPE OF REPORTING PERSON
      IN
_______________________________________________________________________________

      This Amendment No. 1 amends and restates, except as set forth herein, the
Schedule 13D filed with the Securities and Exchange Commission on July 6, 2004 (the "Statement"), by and on behalf of Barington Companies Equity Partners, L.P. and others with respect to the common stock, par value $0.05 per share, of Syms Corp., a New Jersey corporation.

Item 1.     Security and Issuer.

      This Statement relates to the common stock, par value $0.05 per share (the "Common Stock"), of Syms Corp., a New Jersey corporation (the "Company"). The principal executive offices of the Company are located at Syms Way, Secaucus, New Jersey 07094.

Item 2.     Identity and Background.

      (a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd. (BVI), Barington Companies Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, Parche, LLC, Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon, Thomas W. Strauss, Millenco, L.P., Millennium Management, L.L.C., Israel A. Englander, RJG Capital Partners, L.P., RJG Capital Management, LLC and Ronald Gross (each, a "Reporting Entity" and, collectively, the "Reporting Entities").

      As of the date of this Amendment No. 1, the Reporting Entities are the beneficial owners of, in the aggregate, 984,915 shares of Common Stock, representing approximately 6.5% of the shares of Common Stock presently outstanding.

      Barington Companies Equity Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Companies Offshore Fund, Ltd. (BVI) is a limited company organized under the laws of the British Virgin Islands formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of Barington Companies Offshore Fund, Ltd. (BVI) is c/o Bison Financial Services LTD, Bison Court Road Town, Tortola, British Virgin Islands. The officers and directors of Barington Companies Offshore Fund, Ltd. (BVI) and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

      The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company formed to be the general partner of Barington Companies Equity Partners, L.P. The address of the principal offices of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Companies Investors, LLC. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Companies Investors, LLC is a majority-owned subsidiary of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Capital Group, L.P. is also the Managing Member of Barington Companies Advisors, LLC, the investment advisor of Barington Companies Offshore Fund, Ltd. (BVI), which has voting power with respect to the shares owned by Barington Companies Offshore Fund, Ltd. (BVI). Barington Companies Advisors, LLC is a Delaware limited liability company formed to be the investment advisor of Barington Companies Offshore Fund, Ltd. (BVI). The address of the principal offices of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation formed to be the general partner of Barington Capital Group, L.P. The address of the principal business and principal offices of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the sole stockholder and director of LNA Capital Corp. The officers of LNA and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2.

      Each of Starboard Value & Opportunity Fund, LLC and Parche, LLC is a Delaware limited liability company formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. The address of the principal offices of Starboard Value & Opportunity Fund, LLC and Parche, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The Managing Member of each of Starboard Value & Opportunity Fund, LLC and Parche, LLC is Admiral Advisors, LLC, a Delaware limited liability company formed to be the managing member of Starboard Value & Opportunity Fund, LLC and Parche, LLC. The address of the principal offices of Admiral Advisors, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The sole member of Admiral Advisors, LLC is Ramius Capital Group, LLC. Ramius Capital Group, LLC is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal offices of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. The Managing Member of Ramius Capital Group, LLC is C4S & Co., LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal offices of C4S & Co., LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss is a Managing Member of C4S & Co., LLC. The business address of each of Messrs. Cohen, Stark, Solomon and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

      Millenco, L.P., is a Delaware limited partnership and a registered broker-dealer. The address of the principal offices of Millenco, L.P. is 666 Fifth Avenue, New York, New York 10103.

      The general partner of Millenco, L.P. is Millennium Management, L.L.C. Millennium Management, L.L.C. is a Delaware limited liability company which acts as the general partner of Millenco, L.P. and the managing general partner of Millennium Partners, L.P. The address of the principal offices of Millennium Management, L.L.C. is 666 Fifth Avenue, New York, New York 10103. Israel A. Englander is the Managing Member of Millennium Management, L.L.C. The business address of Mr. Englander is c/o Millennium Management, L.L.C., 666 Fifth Avenue, New York, New York 10103.

      RJG Capital Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of RJG Capital Partners, L.P. is 11517 West Hill Drive, North Bethesda, Maryland 20852.

      The general partner of RJG Capital Partners, L.P. is RJG Capital Management, LLC. RJG Capital Management, LLC is a Delaware limited liability company formed to be the general partner of RJG Capital Partners, L.P. The address of the principal offices of RJG Capital Management, LLC is 11517 West Hill Drive, North Bethesda, Maryland 20852. Ronald Gross is the Managing Member of RJG Capital Management, LLC. The business address of Mr. Gross is c/o RJG Capital Management, LLC, 11517 West Hill Drive, North Bethesda, Maryland 20852.

      (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd. (BVI), who is a citizen of the United Kingdom.

      The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 3.     Source and Amount of Funds or Other Consideration.

      The information contained in Item 3 of the Statement is hereby amended and supplemented by adding the following:

      Since the filing of the Statement, the Reporting Entities purchased an aggregate of 168,800 shares of Common Stock. The amount of funds expended for such purchases was approximately $487,717.53 by Barington Companies Equity Partners, L.P., $476,595.65 by Barington Companies Offshore Fund Ltd. (BVI), $3,630.11 by Parche, LLC, $19,058.09 by Starboard Value & Opportunity Fund, LLC, $1,162,350.59 on behalf of Millenco, L.P. and $22,705 by RJG Capital Partners, L.P.

      Except as described below, all purchases of Common Stock by the Reporting Entities were made in open market transactions. All such purchases effectuated by a Reporting Entity during the past 60 days are described in Schedule III attached hereto. All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

      Certain shares reported in the Statement as owned by Parche, LLC and Starboard Value & Opportunity Fund, LLC were acquired in private transactions with various transferors for which Ramius Capital Group, LLC or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager. Ramius Capital Group, LLC is the sole member of Admiral Advisors, LLC, which is the managing member of each of Starboard Value & Opportunity Fund, LLC and Parche, LLC. Parche, LLC acquired from such transferors an aggregate of 86,851 shares of Common Stock on June 30, 2004 at a per share price of $9.26, equal to the last reported sales price on the New York Stock Exchange on the date the transaction was completed, or an aggregate of $804,240. The total of 86,851 shares transferred to Parche, LLC were initially acquired by the transferors for an aggregate of $712,438.56 (excluding commissions and other execution related costs). Such transferors had, within the 60 days prior to the filing of the Statement, effected the following transactions in the Common Stock: 5/7/04 purchased 533 shares at a price per share of $7.70; 6/15/04 purchased 64 shares at a price per share of $7.94; 6/22/04 purchased 54,732 shares at a price per share of $8.30; 6/25/04 purchased 1,749 shares at a price per share of $8.91; 6/28/04 purchased 1,685 shares at a price per share of $9.06; 6/29/04 purchased 736 shares at a price per share of $8.99; 6/30/04 purchased 7,941 shares at a price per share of $8.00; 6/30/04 sold 86,851 shares at a price per share of $9.26. Starboard Value & Opportunity Fund, LLC acquired from such transferors an aggregate of 49,600 shares of Common Stock on March 1, 2004 at a per share price of $7.92, equal to the last reported sales price on the New York Stock Exchange on the date the transaction was completed, or an aggregate of $392,832. The total of 49,600 shares transferred to Starboard Value & Opportunity Fund, LLC were initially acquired by the transferors for an aggregate of $388,298.68 (excluding commissions and other execution related costs). Such transferors did not effect any transactions in the Common Stock within 60 days prior to the filing of the Statement. All purchases of Common Stock referenced above were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The Reporting Entities do not believe that the information contained in this paragraph is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 4.     Purpose of Transaction.

      Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates in order to obtain a significant equity position in the Company, the Common Stock of which, in the opinion of the Reporting Entities, has been undervalued.

      The Reporting Persons consider their equity position to be for investment purposes only. Each of the Reporting Entities may acquire additional shares or other securities of the Company or sell or otherwise dispose of any or all of the shares or other securities of the Company beneficially owned by it. The Reporting Entities may also take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

      Except as set forth in this Item 4, none of the Reporting Entities have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

      The information contained in Item 5 of the Statement is hereby amended and supplemented by adding the following:

      (a) As of the date of this Amendment No. 1, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 257,192 shares of Common Stock, representing approximately 1.7% of the shares of Common Stock presently outstanding based upon based upon the 15,151,003 shares of Common Stock reported by the Company to be issued and outstanding as of December 30, 2004 in its Form 10-Q filed with the Securities and Exchange Commission on January 6, 2005 (the "Issued and Outstanding Shares").

      As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 257,192 shares of Common Stock owned by Barington Companies Equity Partners, L.P. As the Managing Member of Barington Companies Investors, LLC, which in turn is the general partner of Barington Companies Equity Partners, L.P., Mr. Mitarotonda may be deemed to beneficially own the 257,192 shares of Common Stock owned by Barington Companies Equity Partners, L.P., constituting approximately 1.7% of the Issued and Outstanding Shares.

      As of the date of this Amendment No. 1, Barington Companies Offshore Fund, Ltd. (BVI) beneficially owns 91,200 shares of Common Stock, constituting approximately 0.60% of the Issued and Outstanding Shares. As of the date of this Amendment No. 1, Barington Companies Advisors, LLC beneficially owns 88,847 shares of Common Stock, which shares are held in a managed account as further described in Item 6. As the investment advisor to Barington Companies Offshore Fund, Ltd. (BVI), Barington Companies Advisors, LLC may also be deemed to beneficially own the 91,200 shares of Common Stock owned by Barington Companies Offshore Fund, Ltd. (BVI), representing an aggregate of 180,047 shares, constituting approximately 1.19% of the Issued and Outstanding Shares. As the Managing Member of Barington Companies Advisors, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 88,847 shares of Common Stock beneficially owned by Barington Companies Advisors, LLC and the 91,200 shares of Common Stock owned by Barington Companies Offshore Fund, Ltd. (BVI). As the majority member of Barington Companies Investors, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 257,192 shares of Common Stock owned by Barington Companies Equity Partners, L.P., representing an aggregate of 437,239 shares, constituting approximately 2.9% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 257,192 shares owned by Barington Companies Equity Partners, L.P., the 88,847 shares of Common Stock beneficially owned by Barington Companies Advisors, LLC and the 91,200 shares owned by Barington Companies Offshore Fund, Ltd. (BVI), representing an aggregate of 437,239 shares, constituting approximately 2.9% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., Mr. Mitarotonda may be deemed to beneficially own the 257,192 shares owned by Barington Companies Equity Partners, L.P., the 88,847 shares of Common Stock beneficially owned by Barington Companies Advisors, LLC and the 91,200 shares owned by Barington Companies Offshore Fund, Ltd. (BVI), representing an aggregate of 437,239 shares, constituting approximately 2.9% of the Issued and Outstanding Shares.

Mr. Mitarotonda has sole voting and dispositive power with respect to the 257,192 shares owned by Barington Companies Equity Partners, L.P. and the 91,200 shares owned by Barington Companies Offshore Fund, Ltd. (BVI) and shared voting and dispositive power with respect to the 88,847 shares of Common Stock beneficially owned by Barington Companies Advisors, LLC by virtue of his authority to vote and dispose of such shares. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

      As of the date of this Amendment No. 1, each of Parche, LLC and Starboard Value & Opportunity Fund, LLC beneficially own 90,323 and 455,453 shares of Common Stock, respectively, constituting approximately 0.6% and 3.0%, respectively, of the Issued and Outstanding Shares. As the Managing Member of each of Parche, LLC and Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC may be deemed to beneficially own the 90,323 shares and the 455,453 shares, respectively, of Common Stock owned by Parche, LLC and Starboard Value & Opportunity Fund, LLC, representing an aggregate of 545,776 shares, constituting approximately 3.6% of the Issued and Outstanding Shares. As the sole member of Admiral Advisors, LLC, Ramius Capital Group, LLC may be deemed to beneficially own the 90,323 shares and the 455,453 shares, respectively, of Common Stock owned by Parche, LLC and Starboard Value & Opportunity Fund, LLC, representing an aggregate of 545,776 shares, constituting approximately 3.6% of the Issued and Outstanding Shares. As the Managing Member of Ramius Capital Group, LLC, C4S & Co., LLC may be deemed to beneficially own the 90,323 shares and the 455,453 shares, respectively, of Common Stock owned by Parche, LLC and Starboard Value & Opportunity Fund, LLC, representing an aggregate of 545,776 shares, constituting approximately 3.6% of the Issued and Outstanding Shares. As the Managing Members of C4S & Co., LLC, each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss may be deemed to beneficially own the 90,323 shares and the 455,453 shares, respectively, of Common Stock owned by Parche, LLC and Starboard Value & Opportunity Fund, LLC, representing an aggregate of 545,776 shares, constituting approximately 3.6% of the Issued and Outstanding Shares. Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the 90,323 shares and the 455,453 shares, respectively, owned by Parche, LLC and Starboard Value & Opportunity Fund, LLC, by virtue of their shared authority to vote and dispose of such shares. Messrs. Cohen, Stark, Solomon & Strauss disclaim beneficial ownership of such shares.

      As of the date of this Amendment No. 1, Millenco, L.P. may be deemed to beneficially own an aggregate of 88,847 shares of Common Stock, representing approximately 0.6% of the Issued and Outstanding Shares.

      As the general partner of Millenco, L.P., Millennium Management, L.L.C. may be deemed to beneficially own the 88,847 shares of Common Stock which may be deemed to be beneficially owned by Millenco, L.P. As the Managing Member of Millennium Management, L.L.C., which in turn is the general partner of Millenco, L.P., Mr. Englander may be deemed to beneficially own the 88,847 shares of Common Stock which may be deemed to be beneficially owned by Millenco, L.P., constituting approximately 0.6% of the Issued and Outstanding Shares. Mr. Englander disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

      As of the date of this Amendment No. 1, RJG Capital Partners, L.P. beneficially owns 1,900 shares of Common Stock, constituting approximately 0.01% of the Issued and Outstanding Shares. As the general partner of RJG Capital Partners, L.P., RJG Capital Management, LLC may be deemed to beneficially own the 1,900 shares owned by RJG Capital Partners, L.P., constituting approximately 0.01% of the Issued and Outstanding Shares. As the managing member of RJG Capital Management, LLC, which in turn is the general partner of RJG Capital Partners, L.P., Mr. Gross may be deemed to beneficially own the 1,900 shares owned by RJG Capital Partners, L.P., constituting approximately 0.01% of the Issued and Outstanding Shares. Mr. Gross has sole voting and dispositive power with respect to the 1,900 shares owned by RJG Capital Partners, L.P. by virtue of his authority to vote and dispose of such shares. Mr. Gross disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

      The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

      (b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph
(a), with the exception of Messrs. Cohen, Stark, Solomon and Strauss, who have shared authority to vote and dispose of the shares reported as beneficially owned by them. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such shares. With the exception of Messrs. Cohen, Stark, Solomon and Strauss, each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person's relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

      (c) No person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the 60 days preceding the date of this Amendment No. 1, except to the extent disclosed herein.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

      Barington Capital Group, L.P. or one or more of its affiliates expect to receive from Starboard Value & Opportunity Fund, LLC and Parche, LLC a fee with respect to certain profits those entities may derive from their investment in the Common Stock of the Company. An agreement between the parties with respect to the foregoing has not yet been formalized.

      Barington Companies Investors, LLC pays a monthly consulting fee to RJG Capital Management, LLC for certain consulting services it provides to Barington Companies Equity Partners, L.P. The arrangement with respect to the foregoing is pursuant to a verbal agreement between the parties.

      Pursuant to an account management agreement between Millennium Operations, LLC and Barington Companies Advisors, LLC, Barington Companies Advisors, LLC manages an investment account on behalf of Millenco, L.P. The 88,847 shares of Common Stock purchased in that managed account on behalf of Millenco, L.P. have been reported in this Amendment No. 1 as being beneficially owned by Barington Companies Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp. and James Mitarotonda and may also be deemed to be beneficially owned by Millenco, L.P., Millennium Management, L.L.C. and Israel Englander.

      Note: Millennium Partners, L.P., a Cayman Islands limited partnership, is a limited partner of Millenco, L.P. As a limited partner, Millennium Partners, L.P. has no investment or voting control over Millenco, L.P. or its securities positions.

Item 7.     Material to be Filed as Exhibits.

99.1 Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC, James Mitarotonda, Barington Companies Offshore Fund, Ltd., Barington Companies Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., Parche, LLC, Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon, Thomas W. Strauss, Millenco, L.P., Millennium Management, L.L.C., Israel A. Englander, RJG Capital Partners, L.P., RJG Capital Management, LLC and Ronald Gross dated April 27, 2005.(1)

99.2        Power of attorney for Peter A. Cohen, Morgan B. Stark, Thomas W.
            Strauss and Jeffrey M. Solomon dated March 11, 2005.




-----------------------
(1) The Agreement of Joint Filing that was previously filed has been superseded and replaced by the attached Agreement of Joint Filing, which is in full force and effect.

                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 28, 2005

                              BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                              By:   Barington Companies Investors, LLC,
                                    its general partner

                              By:  /s/ James A. Mitarotonda
                                 ----------------------------------------
                              Name:  James A. Mitarotonda
                              Title: Managing Member

                              BARINGTON COMPANIES INVESTORS, LLC

                              By: /s/ James A. Mitarotonda
                                 ---------------------------------------
                              Name:  James A. Mitarotonda
                              Title: Managing Member

                              /s/ James A. Mitarotonda
                                 ---------------------------------------
                              James A. Mitarotonda

                              BARINGTON COMPANIES OFFSHORE FUND, LTD.
                              (BVI)

                              By: /s/ James A. Mitarotonda
                                 ---------------------------------------
                              Name:  James A. Mitarotonda
                              Title: President

                              BARINGTON COMPANIES ADVISORS, LLC

                              By: /s/ James A. Mitarotonda
                                 ---------------------------------------
                              Name:  James A. Mitarotonda
                              Title: Managing Member

                              BARINGTON CAPITAL GROUP, L.P.
                              By: LNA Capital Corp., its general partner

                              By: /s/ James A. Mitarotonda
                                 ---------------------------------------
                              Name:  James A. Mitarotonda
                              Title: President and CEO

                              LNA CAPITAL CORP.

                              By: /s/ James A. Mitarotonda
                                 ---------------------------------------
                              Name:  James A. Mitarotonda
                              Title: President and CEO

                              PARCHE, LLC
                              By: Admiral Advisors, LLC, its managing member

                              By: /s/ Jeffrey M. Solomon
                                 --------------------------------------
                              Name:  Jeffrey M. Solomon
                              Title: Authorized Signatory

                              STARBOARD VALUE & OPPORTUNITY FUND, LLC
                              By: Admiral Advisors, LLC, its managing member

                              By: /s/ Jeffrey M. Solomon
                                 -------------------------------------
                              Name:  Jeffrey M. Solomon
                              Title: Authorized Signatory

                              ADMIRAL ADVISORS, LLC
                              By: Ramius Capital Group, LLC its sole member

                              By: /s/ Jeffrey M. Solomon
                                 ------------------------------------
                              Name:  Jeffrey M. Solomon
                              Title: Authorized Signatory

                              RAMIUS CAPITAL GROUP, LLC
                              By: C4S & Co., LLC, its Managing Member

                              By: /s/ Jeffrey M. Solomon
                                 ------------------------------------
                              Name:  Jeffrey M. Solomon
                              Title: Managing Member

                              C4S & CO., LLC

                              By: /s/ Jeffrey M. Solomon
                                 -----------------------------------
                              Name:  Jeffrey M. Solomon
                              Title: Managing Member

                              /s/ Jeffrey M. Solomon
                              ---------------------------------------
                              Jeffrey M. Solomon, as Attorney-in-Fact for
                              Peter A. Cohen

                              /s/ Jeffrey M. Solomon
                              ---------------------------------------
                              Jeffrey M. Solomon, as Attorney-in-Fact for
                              Morgan B. Stark

                              /s/ Jeffrey M. Solomon
                              ---------------------------------------
                              Jeffrey M. Solomon

                              /s/ Jeffrey M. Solomon
                              ---------------------------------------
                              Jeffrey M. Solomon, as Attorney-in-Fact for
                              Thomas W. Strauss

                              MILLENCO, L.P.
                              By: Millennium Management, L.L.C., its general
                                  partner

                              By: /s/ Terry Feeney
                                 ------------------------------------
                              Name:  Terry Feeney
                              Title: Chief Operating Officer

                              MILLENNIUM MANAGEMENT, L.L.C.

                              By: /s/ Terry Feeney
                                 -------------------------------------
                              Name:  Terry Feeney
                              Title: Chief Operating Officer

                              /s/ Israel A. Englander
                              ----------------------------------------
                              Israel A. Englander

                              RJG CAPITAL PARTNERS, L.P.

                              By: RJG Capital Management, LLC, its general
                                  partner

                              By: /s/ Ronald J. Gross
                                 -------------------------------------
                              Name:  Ronald J. Gross
                              Title: Managing Member

                              RJG CAPITAL MANAGEMENT, LLC


                              By: /s/ Ronald J. Gross
                                 -------------------------------------
                              Name:  Ronald J. Gross
                              Title: Managing Member


                              /s/ Ronald J. Gross
                              ----------------------------------------
                              Ronald J. Gross


                                   SCHEDULE I

     Directors and Officers of Barington Companies Offshore Fund, Ltd. (BVI)

Name and Position                  Principal Occupation                     Principal Business Address
-----------------                  --------------------                     --------------------------

James A. Mitarotonda               Chairman of Barington                    888 Seventh Avenue
Director and President             Capital Group, L.P.                      17th Floor
                                                                            New York, NY 10019

Sebastian E. Cassetta              Executive Vice President and             888 Seventh Avenue
Director                           Chief Operating Officer of               17th Floor
                                   Barington Capital Group, L.P.            New York, NY 10019

Edith Conyers                      General Manager of Forum                 Washington Mall 1, 3rd Flr.
Director                           Fund Services, Ltd.                      22 Church Street
                                                                            Hamilton HM11, Bermuda

Graham Cook                        Director/Manager, Corporate              Bison Court
Director                           Services of Byson Financial              P.O. Box 3460
                                   Services, Ltd.                           Road Town, Tortola
                                                                            British Virgin Islands

Forum Fund Services, Ltd.          Fund Administration                      Washington Mall 1, 3rd Flr.
Secretary                                                                   22 Church Street
                                                                            Hamilton HM11, Bermuda

Melvyn Brunt                       Chief Financial Officer of               888 Seventh Avenue
Treasurer                          Barington Capital Group, L.P.            17th Floor
                                                                            New York, NY 10019


                                   SCHEDULE II

                          Officers of LNA Capital Corp.

Name and Position                  Principal Occupation                     Principal Business Address
-----------------                  --------------------                     --------------------------

James A. Mitarotonda               Chairman of Barington                    888 Seventh Avenue
President and CEO                  Capital Group, L.P.                      17th Floor
                                                                            New York, NY 10019

Sebastian E. Cassetta              Executive Vice President and             888 Seventh Avenue
Secretary                          Chief Operating Officer of              17th Floor
                                   Barington Capital Group, L.P.            New York, NY 10019

Melvyn Blunt                       Chief Financial Officer of               888 Seventh Avenue
Treasurer                          Barington Capital Group, L.P.            17th Floor
                                                                            New York, NY 10019

                                  SCHEDULE III

      This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by a Reporting Entity during the past 60 days. All transactions were effectuated in the open market through a broker.


Shares purchased by Barington Companies Equity Partners, L.P.


             Number of
Date           Shares             Price Per Share           Cost(1)
----         ---------            ---------------         -----------
4/4/05          2,480                  $13.047                $32,356.56
4/5/05          280                    $13.050                $3,654
4/12/05         415                    $13.600                $5,644
4/15/05         5,100                  $13.538                $69,043.80
4/18/05         1,850                  $13.469                $24,917.65
4/19/05         25                     $13.470                $336.75

----------

(1)  Excludes commissions and other execution-related costs.




Shares purchased by Barington Companies Offshore Fund, Ltd.


             Number of
Date           Shares             Price Per Share           Cost(2)
----         ---------            ---------------         -----------
4/4/05          620                    $13.047                $8,089.14
4/5/05          70                     $13.050                $913.50
4/12/05         138                    $13.600                $1,876.80
4/15/05         5,100                  $13.538                $69,043.80
4/18/05         1,850                  $13.469                $24,917.65
4/19/05         25                     $13.470                $336.75
4/21/05         3,775                  $13.181                $49,758.28
4/22/05         15,000                 $13.263                $198,945.00
4/26/05         3,800                  $12.080                $45,904.00
4/27/05         1,125                  $11.911                $13,399.99

----------

(2)   Excludes commissions and other execution-related costs.

Shares purchased on behalf of Millenco, L.P.


             Number of
Date           Shares                Price Per Share           Cost(3)
----         ---------               ---------------         -----------
4/4/05          3,100                  $13.047                $40,445.70
4/5/05          350                    $13.050                $4,567.50
4/12/05         347                    $13.600                $4,719.20
4/15/05         10,200                 $13.538                $138,087.60
4/18/05         3,700                  $13.469                $49,835.30
4/19/05         50                     $13.470                $673.50
4/21/05         11,325                 $13.181                $149,274.83
4/22/05         45,000                 $13.263                $596,835.00
4/26/05         11,400                 $12.080                $137,712.00
4/27/05         3,375                  $11.911                $40,199.96

----------

(3)   Excludes commissions and other execution-related costs.



Shares purchased on behalf of RJG Capital Partners, L.P.


             Number of
Date           Shares             Price Per Share           Cost(4)
----         ---------            ---------------         -----------
4/27/05         1,900                  $11.95                 $22,705

----------

(4)   Excludes commissions and other execution-related costs.